September 8, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Angela Mokodean, Senior Counsel

Re:	Blackstone / GSO Floating Rate Enhanced Income Fund
Registration Statement on Form N-2, File Nos. 333-219127 and 811-23270

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2017, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by e-mail from the staff of the Commission (the “Staff”) on July 27, 2017, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

GENERAL

1. We note that substantial portions of the disclosure have been left blank. Please complete or update all missing information that is currently in brackets or missing in the registration statement. In particular, please provide a completed fee table for staff review prior to seeking effectiveness.

In response to the Staff’s comment, the Fund has included certain previously unprovided information in the Registration Statement, including the fee table. However, the Fund respectfully notes that certain information will not become available until after the Fund has conducted its organizational meeting. To the extent unprovided information remains in Amendment No. 1, it will be provided in a subsequent amendment to the Registration Statement prior to seeking effectiveness.

2. Explain to us whether the Fund intends to seek effectiveness of this registration statement prior to receiving exemptive relief to offer multiple classes of common shares. If so, please revise the document to show the features of only the share class the Fund seeks to offer at launch. In making such revisions, the Fund may indicate that it expects to offer an additional share class if exemptive relief is granted and provide the general terms of the additional class.

In response to the Staff’s comment, the Fund notes that its current intention is not to seek effectiveness of the Registration Statement until it has received exemptive relief to (i) offer multiple classes of common shares and (ii) conduct monthly repurchases rather than quarterly repurchases pursuant to Rule 23c-3 under the Investment Company Act.

PROSPECTUS

Prospectus Summary

3. On page 2, the Fund states that, under normal market conditions, it will invest at least 80% of its Managed Assets in floating rate instruments. The Fund further notes that, under current market conditions, it anticipates that its portfolio of floating rate instruments will primarily consist of floating rate loans. Please disclose any other types of floating rate instruments in which the Fund may invest for purposes of its 80% policy.

In response to the Staff’s comment, the Fund has revised the Registration Statement to state:

“Under normal market conditions, the Fund will invest at least 80% of its Managed Assets in floating rate loans, notes, or bonds. In addition, the Fund may invest up to 20% of its Managed Assets in each of (i) structured products (including, without limitation, the rated debt tranches of collateralized loan obligations (“CLOs”), floating rate mortgage-backed securities and credit linked notes), (ii) derivatives, including credit derivatives, (iii) warrants and equity securities that are incidental to the Fund’s purchase of floating rate instruments or acquired in connection with a reorganization of a Borrower or issuer and (iv) fixed rate instruments (including, without limitation, high-yield corporate debt securities, or bonds, or U.S. government debt securities). To the extent that a structured product or a security underlying a derivative is, or is composed of, a floating rate instrument, the Fund will not include it for purposes of the Fund’s 80% policy.”

4. In the discussion of illiquid securities on pages 2 to 3, the Fund notes that “securities that cannot be disposed of within seven days due solely to applicable laws or the Adviser’s compliance policies and procedures will not be subject to the limitations” on investing up to 20% of the Fund’s Managed Assets in illiquid securities. Please explain the types of securities or the types of situations that could lead to the Fund’s inability to dispose of securities within seven days due to applicable law or the Adviser’s policies and procedures.

In response to the Staff’s comment, the Fund has revised its disclosure to remove the reference to “applicable laws.” In addition, the Fund notes the disclosure on page 38 of the Statement of Additional Information under the subsection titled “Material, Non-Public Information” where the Fund describes the Adviser’s policies and procedures related to material, non-public information that could lead to the Fund’s inability to dispose of securities within seven days.

5. Please explain to us what the Fund intends to do if it does not receive the requested exemptive relief from certain provisions of the Investment Company Act of 1940 (the “Act”).

In response to the Staff’s comment, the Fund respectfully submits that if it does not receive the requested exemptive relief from certain provisions of the Investment Company Act, it will evaluate its options, including, but not limited to, not seeking effectiveness of the Registration Statement.

6. In the “Leverage” section on page 4, the Fund notes that it may issue Preferred Shares. Supplementally explain whether it is likely that the Fund will issue Preferred Shares within 12 months of effectiveness of this registration statement. If so, please disclose the consequences to holders of Common Shares of the issuance of Preferred Shares (e.g., increased expense ratio, lower liquidation preference, and diminished voting power) and provide appropriate fee table disclosure (e.g., estimated dividend expense of Preferred Shares).

In response to the Staff’s comment, the Fund confirms that the Fund currently does not intend to issue Preferred Shares within 12 months of effectiveness of the Registration Statement. In addition, the Fund notes that on the inside front cover and pages 4, 35 and 48 of the Registration Statement, it states that “Currently, the Fund has no intention to issue Preferred Shares.”

7. Under “Adviser” on page 5, you provide information about the amount of assets under management of Blackstone and GSO. Please also provide this information for the Adviser.

In response to the Staff’s comment, the Fund has provided the requested information regarding GSO / Blackstone Debt Funds Management LLC (the “Adviser”).

8. In the discussion of “Allocation of Investment Opportunities” beginning on page 6, please clarify whether the Adviser has other clients and, if so, confirm that the same policies and procedures discussed in this section will be used to allocate investment opportunities among the Adviser’s clients.

In response to the Staff’s comment, the Fund has added disclosure that the Adviser has other clients. In addition, the Fund confirms that the same policies and procedures discussed in the noted section are used to allocate investment opportunities among the Adviser’s clients.

9. Disclosure on page 13 states: “The Fund has no limitation on the amount of its assets which may be invested in instruments that are not readily marketable or are subject to restrictions on resale. See ‘Risks—Liquidity Risks.’” Please explain how this statement is fully consistent with other statements in the prospectus indicating that the Fund may invest up to 20% of its Managed Assets in securities that, at the time of investment, are illiquid (i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). For instance, please explain to us whether the Fund may classify certain instruments that are not readily marketable or that are subject to restrictions on resale as illiquid. Further, please qualify the statement that the Fund can invest an unlimited amount of its assets in instruments that are not readily marketable or subject to restrictions on resale to the extent necessary to comply with Rule 23c-3(b)(10) under the Act.

In response to the Staff’s comment, the Fund has removed the noted disclosure. In addition, the Fund has revised the disclosure on page 3 of the Registration Statement to state: “[T]o the extent permitted by Rule 23c-3(b)(10), the Fund may also invest, without limit, in securities that are unregistered ~~(but are eligible for purchase and sale by certain qualified institutional buyers)~~ or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale (“restricted securities”) if the Adviser determines that such securities are liquid.”

10. Under “Segregation and Coverage Risk” on page 19, the Fund indicates that in some cases the Fund will segregate liquid assets with a value equal (on a mark-to-market basis) to its obligations under portfolio management techniques that may be considered senior securities under the Act. Please supplementally confirm that if the Fund is the protection seller in a credit default swap (“CDS”) contract, it will segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount).

In response to the Staff’s comment, the Fund confirms that if the Fund is the protection seller in a credit default swap contract, the Fund will segregate liquid assets in an amount equal to the full, un-netted amount of the Fund’s contractual obligation (i.e., the notional amount).

Summary of Fund Expenses

11. Please prominently disclose that the Example should not be considered a representation of future expenses and that actual expenses may be greater or lesser than those shown. See Instruction 11.d to Item 3.1 of Form N-2.

In response to the Staff’s comment, the Fund has added the requested disclosure.

The Fund’s Investments

12. Please disclose any limits on the amount of securities lending activity in which the Fund may engage and confirm that the Fund will limit the amount of securities on loan to no more than 1/3 of its total assets. See The Brinson Funds No-Action Letter (publicly available Nov. 25, 1997).

In response to the Staff’s comment, the Fund confirms that it will limit the amount of securities on loan to no more than 1/3 of its total assets and has revised the Registration Statement accordingly.

13. On page 47, the Fund states: “Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund’s assets or if a Borrower or issuer distributes equity securities incidental to the purchase or ownership of a loan or fixed-income instrument or in connection with a reorganization of a Borrower or issuer.” Please revise this language to make it clear that this is not the case with respect to the Fund’s fundamental policy on borrowing. For a closed-end fund, compliance with senior security limitations is calculated immediately after the issuance or sale of such senior security. See section 18(a) of the Act.

In response to the Staff’s comment, the Fund has revised page 47 of the Registration Statement to make it clear that the noted policy does not apply to the Fund’s fundamental policy on borrowing.

14. In the first paragraph of the “Leverage” section on page 48, the Fund indicates that the 33 1/3% limit on Borrowings and the 50% limit on the issuance of Preferred Shares will be measured against the value of the Fund’s total assets immediately after such Borrowings or issuance. Elsewhere in the section, the Fund indicates that these limitations will be based on the Fund’s Managed Assets (i.e., net assets plus the amount of any Borrowings and the liquidation preference of any Preferred Shares that may be outstanding). Please consistently describe the Fund’s approach throughout the registration statement and explain to us how your approach is consistent with Section 18 of the Act. See section 18(a) and (h) of the Act.

In response to the Staff’s comment, the Fund has revised the Registration Statement to consistently state that the 33 1/3% limit on Borrowings and the 50% limit on the issuance of Preferred Shares will be measured against the value of the Fund’s total assets immediately after such Borrowings or issuance. The Fund notes that the definition of “asset coverage” under Section 18(h) of the Investment Company Act uses a Fund’s total assets in calculating a Fund’s asset coverage.

15. Your principal risk disclosure on “Loans Risk” beginning on page 52 does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. This general issue is, however, mentioned in the “Portfolio Composition” section on page 37. Please explain to us whether you have considered adding this risk as a principal risk of investing in the Fund. If you have determined that it is not a principal risk, please explain to us the basis for that determination. Otherwise, please revise your principal risk disclosure to include this risk as a principal risk of investing in the Fund.

In response to the Staff’s comment, the Fund has revised the Registration Statement to add disclosure to “Loans Risk” that describes the fact that investments in bank loans are not registered with the Commission and therefore may not have the protections afforded by the federal securities laws.

16. Disclosure regarding structured products risk provided on page 55 and pages 62 to 63 appears duplicative. Consider revising to reduce repetition. Further, disclosure on page 55 states that the Fund may invest 20% of its Managed Assets in structured products, while disclosure on page 62 indicates that the Fund’s investment limit for structured products is 10% of Managed Assets. Please clarify which limit is accurate.

In response to the Staff’s comment, the Fund has revised the Registration Statement to reduce repetition. In addition, the Fund confirms that it may invest 20% of its Managed Assets in structured products and has revised the Registration Statement accordingly.

17. Disclosure regarding lender liability risk provided on pages 56 to 57 and page 63 appears duplicative. Consider revising to reduce repetition.

In response to the Staff’s comment, the Fund has revised the Registration Statement to reduce repetition.

18. Disclosure regarding potential conflicts of interest risk on page 61 and pages 63 to 64 appears duplicative in some respects, although the discussion on pages 63 to 64 is more detailed. Consider revising to reduce repetition.

In response to the Staff’s comment, the Fund has revised the Registration Statement to reduce repetition.

Management of the Fund

19. Please provide a description of the Adviser’s experience as an investment adviser. See Item 9.b.1 of Form N-2.

In response to the Staff’s comment, the Fund has revised the Registration Statement to include a description of the Adviser’s experience as an investment adviser.

Periodic Repurchase Offers

20. Please clarify whether the 7 to 14 day notice period prior to the Repurchase Request Deadline is measured based on calendar days or business days. Other references to time periods in this section clearly refer to either calendar days or business days.

In response to the Staff’s comment, the Fund confirms that the 7 to 14 day notice period is measured in calendar days and the Fund has revised the Registration Statement accordingly.

Net Asset Value

21. Please supplementally confirm that you will value short-term debt instruments with a remaining maturity of 60 days or less at amortized cost only if the Fund can reasonably conclude, at each time it makes a valuation determination, that the amortized cost value of the portfolio security is approximately the same as the fair value of the security determined without the use of the amortized cost valuation. See Money Market Fund Reform, Release No. IC-31166 (July 23, 2014), 79 FR 47736, 47812-47813 (Aug. 14, 2014).

In response to the Staff’s comment, the Fund confirms to the extent that current market quotations are not readily available for the Fund’s short-term debt instruments, the Fund will value short-term debt instruments with a remaining maturity of 60 days or less at amortized cost only if the Fund can reasonably conclude, at each time it makes a valuation determination, that the amortized cost value of the portfolio security is approximately the same as the fair value of the security determined without the use of the amortized cost valuation. In addition, the Fund has revised the Registration Statement to reflect the Fund’s use of pricing services with respect to short-term debt instruments.

Description of Shares

22. Page 82 states: “The 1940 Act requires that holders of any Preferred Shares, voting separately as a single class, have the right to elect at least two trustees at all times.” Please clarify your disclosure to explain that holders of Common Shares will experience diminished voting power if the Fund issues Preferred Shares.

In response to the Staff’s comment, the Fund has revised the Registration Statement accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

23. Please confirm that for assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration. See section 8(b)(1)(E) of the Act; Pilgrim Prime Rate Trust No-Action Letter (publicly available June 29, 1989).

In response to the Staff’s comment, the Fund confirms that for assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan, the Fund will treat both the interposed financial institution and the borrower as “issuers” for purposes of the Fund’s fundamental investment restriction on industry concentration.

24. Following a list of six fundamental policies on page 1, there is language on page 2 stating, “Except for the fundamental policies disclosed above, all other policies of the Fund disclosed herein and in the Fund’s prospectus are non-fundamental policies which may be changed by the board of trustees of the Fund without shareholder approval.” This sentence appears to conflict with language in the prospectus and on page 3 of the SAI indicating that another fundamental policy of the Fund is to make periodic repurchase offers to shareholders. Please revise for clarity.

In response to the Staff’s comment, the Fund has revised the Registration Statement to clarify which policies are fundamental.

Investment Policies and Techniques

25. Under “Foreign Investments” on page 11, the Fund states that it will not invest in securities denominated in currencies other than U.S. dollars. This language conflicts with statements in the prospectus indicating that the Fund may invest in securities denominated in foreign currencies. For example, see discussions on pages 34, 35, 40, and 66 of the prospectus. Please consistently describe the Fund’s approach.

In response to the Staff’s comment, the Fund confirms that it may invest in securities denominated in foreign currencies and it has revised the Registration Statement accordingly.

26. Disclosure on page 14 states: “The Fund may enter into repurchase agreements only with respect to obligations of the U.S. government, its agencies or instrumentalities, certificates of deposit or bankers’ acceptances in which the Fund may invest.” This appears narrower than similar disclosure on pages 35 to 36 and page 42 of the prospectus, in which the Fund suggests that it may also enter into repurchase agreements with respect to non-U.S. government securities that have received the highest investment grade credit rating, commercial paper, bank time deposits, shares of money market funds, and credit-linked notes. Please clarify the scope of repurchase agreements in which the Fund may invest.

In response to the Staff’s comment, the Fund has revised the Registration Statement to remove the noted disclosure on page 14.

27. The Fund discusses potential investments in repurchase agreements on pages 14 and 20. Please explain whether the discussion on page 14 is meant to be limited to the types of repurchase agreements in which the Fund may invest in connection with temporary defensive positions and, if so, if the Fund may engage in different types of repurchase agreements in the normal course. To the extent the discussions do not involve different circumstances in which the Fund may engage in repurchase agreements, please consider consolidating the discussions to reduce repetition.

In response to the Staff’s comment, the Fund refers the Staff to its response to Comment 26 and notes that it has removed the noted disclosure. The Fund confirms that page 14 is not meant to limit the types of repurchase agreements in which the Fund may invest in connection with temporary defensive positions.

Portfolio Managers

28. The Fund notes on page 28 that portfolio manager compensation is based, in part, on performance of client assets for which the portfolio manager is primarily responsible. Please identify any benchmark used to measure performance and state the length of the period over which performance is measured. See Item 21.2 of Form N-2.

In response to the Staff’s comment, the Fund has added the following disclosure to the Registration Statement: “The discretionary compensation is not based on a precise formula, benchmark or other metric.”

29. Please provide information about the nature of the custodian’s business and a general description of the services performed by the Fund’s custodian. See Item 20.6 of Form N-2.

In response to the Staff’s comment, the Fund will provide information about the nature of the custodian’s business and a general description of the services performed by the Fund’s custodian following the custodian’s appointment at the Fund’s organizational meeting.

PART C

Exhibits

30. To the extent the fee waiver/expense reimbursement arrangement is part of a written agreement, please supplementally confirm that you will be filing it as an exhibit to the registration statement as a material contract pursuant to Item 25.2.k of Form N-2.

In response to the Staff’s comment, the Fund confirms that it will file any fee waiver/expense reimbursement agreement as an exhibit to the Registration Statement.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 1 marked to reflect cumulative changes to Pre-Effective Amendment No. 1 to the Registration Statement filed with the Commission on September 8, 2017.

Please call Sarah Cogan (212-455-3575) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Rajib Chanda